Exhibit 3.1

AMENDMENT TO THE BYLAWS

OF

DelMar Pharmaceuticals, Inc.

(a Nevada corporation)

February 11, 2013

The Bylaws of DelMar Pharmaceuticals, Inc., a Nevada corporation, are hereby amended as follows:

Section 1(a) shall be deleted in its entirety and replaced by the following which shall be inserted in lieu thereof:

a)
The first Board of Directors of the Corporation, and all subsequent Boards of the Corporation, shall consist of not less than one (1) and not more than nine (9) directors.  The number of Directors may be fixed and changed from time to time by ordinary resolution of the shareholders of the Corporation or of the Board of Directors of the Corporation.

Section 1(c) shall be deleted in its entirety and replaced by the following which shall be inserted in lieu thereof:

c)
In case of any vacancy on the Board or in case of any newly created directorship, amajority of the directors of the Corporation then in office, though less than a quorum, orthe sole remaining director may elect a director to fill the vacancy or the newly createddirectorship for the unexpired portion of the term being filled. The director elected to fill such vacancy shall hold office for the unexpired term in respect of which such vacancy occurred.

Section 1(d) shall be deleted in its entirety and replaced by the following which shall be inserted in lieu thereof:

d)	Reserved.